EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 24, 2013

Seabridge Gold Acquires Shares of Wolfpack Gold Corp. under RTO

Toronto, Canada…Seabridge Gold Inc. (“Seabridge”) announces today that, as a result of a reverse takeover transaction, it has acquired ownership and control of, and now owns a total of, 5,506,500 shares (the “Shares”) of Wolfpack Gold Corp. (TSX.V:WFP) (the “Company”), representing 11.04% of the outstanding shares of the Company. Seabridge is not acting jointly or in concert with any person in respect of the acquisition.

Seabridge Chairman and CEO Rudi Fronk stated that “our ownership position in Wolfpack resulted from the divesture of Seabridge’s non-core exploration assets in Nevada. Our Nevada assets have taken a back seat as we have focused our work on our two large Canadian assets and we therefore wanted to get them into the hands of a company that could realize their potential value. Wolfpack is a well-funded publicly traded company with an experienced exploration team in place. Bill Threlkeld (Seabridge’s Senior V.P. of Exploration) and I have agreed to join the board of Wolfpack to assist management in execution of their exploration programs.”

The Shares were issued to Seabridge upon completion of a reverse takeover transaction between Tigris Uranium Corp. (“Tigris”) and Wolfpack Gold Corp. (“Old Wolfpack”) under which Tigris acquired all of the issued and outstanding shares of Old Wolfpack by way of a three-cornered amalgamation (the "Amalgamation"). Under the Amalgamation, Old Wolfpack amalgamated with a wholly-owned subsidiary of Tigris and shareholders of Old Wolfpack received one share of the Company for each share of Old Wolfpack held by them. Tigris then changed its name to Wolfpack Gold Corp.  As a result of the Amalgamation, Seabridge received 5,506,500 shares of the Company in exchange for the 5,506,500 shares of Old Wolfpack previously held by Seabridge.

Seabridge does not presently intend to make further investments in the Company.

A copy of the related early warning report filed with the British Columbia, Ontario and Alberta Securities Commissions may be obtained from the SEDAR website (www.sedar.com) or by contacting Gloria Trujillo of Seabridge at (416) 367-9292.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

Seabridge Gold Inc.
106 Front Street East, Suite 400
Toronto, Ontario
Canada M5A 1E1

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 the adequacy  or accuracy of this press release.